[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]

W. THOMAS CONNER

DIRECT LINE: 202.383.0590

E-mail: thomas.conner@sablaw.com

April 16, 2008

VIA EMAIL

Mr. Mark Cowan

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Genworth Life and Annuity Insurance Company

Guaranteed Income Annuity Certificates

Pre-Effective Amendment No. 3 to Registration

Statement Filed on Form S-1

File No. 333-142494

Dear Mr. Cowan:

In connection with the Staff’s review of the above-referenced registration statement, you have asked for an explanation of why the “LifeHarbor” guaranteed income annuity certificates (the “Certificate”) being registered on the registration statement, will be issued by Genworth Life and Annuity Insurance Company (“Genworth”) pursuant to the terms of a “master” group annuity contract (the “Contract”) to a Genworth affiliate, AssetMark Investment Services, Inc., a registered investment adviser.

By way of background, and as you know, the concept for the certificate is to provide guaranteed lifetime income under a guaranteed lifetime withdrawal guarantee, similar to the lifetime withdrawal benefits currently offered as optional riders with many variable annuity contracts. These types of riders have been received positively by financial advisers (such as registered representatives of broker-dealers and investment adviser representatives of investment advisory firms). LifeHarbor and similar products to be issued by other life insurance companies are intended to broaden the types of underlying investments available to investors with respect to which these guarantees can be offered and sold, beyond the variable annuity market. For example, the guarantee can be used in

Mr. Mark Cowan

April 16, 2008

connection with investment advisory accounts, as well as mutual funds other than those dedicated to variable annuity and variable life insurance policies as is currently the case. (As you know, for tax reasons, variable contracts generally must be funded by separate “insurance-dedicated” mutual funds that cannot be offered to the general public.)

The primary issue Genworth and other life companies have had to come to grip with in designing LifeHarbor and similar products is this: the insurer that will issue the guarantee will not own the underlying investments as it would with respect to variable annuity contracts, and will have no effective control over how the certificate owner and their investment adviser manage these investments. At the same time, in order to provide lifetime withdrawal guarantees, the insurer must hedge the market risk posed by the underlying assets. To be able to do this at an affordable and predetermined level of cost and risk, the insurer must have a way to ensure that the level of risk presented by the investments is appropriate in light of the insurance charges. Otherwise, insurance companies simply will not be able to offer these products.

With variable annuity contract-based lifetime withdrawal benefits, insurers have been able to manage the risk by requiring contract owners to allocate contract value to certain specified balanced-type underlying funds or in accordance with pre-determined asset allocation models. Importantly, the insurance company retains some level of direct control over the investments of the underlying portfolios or asset allocation models, as the case may be. For example it can require contract owners to have their contract value “rebalanced” every quarter as investment performance causes their contract value to no longer be allocated in accordance with their selected asset allocation model. With the LifeHarbor product structure, however, Genworth recognized at the outset that AssetMark and the independent investment advisers and strategists all had established roles and legal obligations in managing the AssetMark advisory accounts effectively beyond its control (for the reasons discussed in our letter to the Staff dated April 4, 2008, Genworth will be precluded from providing Certificate owners with investment advice), and that it would need to manage the market risk posed by covered AssetMark accounts through contractual provisions with AssetMark. Assetmark plays the central role in offering the Assetmark advisory account program, arranges for client assets to be held in individual client accounts, and chooses the program “strategists” that design the program’s asset allocation models. Entering into a master group annuity contract with AssetMark is the most direct way to obtain the contractual promises Genworth needed to extract.

The group contract structure also offers other significant advantages. In this regard, issuing individual insurance certificates pursuant to the terms of a group insurance contract is common and specifically recognized by states in group insurance contract laws. The AssetMark advisory clients present a logical “defined group” as required by state group contract laws. Importantly, by filing the Contract as a master group contract in California where Assetmark is domiciled, greater consistency has been able to be achieved in avoiding inconsistent certificate provisions from state to state as would be the case if individual annuity contracts were filed in each of the 50 states and were subject to review and comment by different state insurance departments.

Mr. Mark Cowan

April 16, 2008

It is also worth noting that Genworth intends to use the same form of master contract as it enters into other “wrap” arrangements with different types of financial product providers. If Genworth were to offer a LifeHarbor-type certificate as a “wrap” to target date funds offered by an unaffiliated mutual fund sponsor, for example, the master contract may well be entered into with the principal underwriter for the funds rather than the fund’s investment adviser or the fund itself to avoid certain regulatory issues potentially raised by the Investment Company Act of 1940 and rules thereunder, and because in this case the mutual fund shares to be covered by the guarantee would be held in shareholder accounts at the broker-dealer. (As you know, and as Genworth has explained to the Staff in response to earlier comments on LifeHarbor filings, such additional offerings will be conducted pursuant to the filing of a separate registration statement under the Securities Act of 1933.)

In summary, the LifeHarbor master contract/certificate structure with AssetMark was designed not in any way to permit Genworth to abrogate its responsibilities under the master contract and certificate, except in situations where the fundamental premise of the Certificates – a guarantee of lifetime income based on assets managed prudently and in accordance with actuarially-determined mortality and market risk – is itself abrogated by Assetmark or other advisers responsible for managing client accounts.

* * *

If you have questions or comments on the responses provided in this letter, please contact the undersigned at 202.383.0590 (thomas.conner@sablaw.com) or Heather Harker at 804.281.6910 (heather.harker@genworth.com).

Sincerely,

/s/ W. Thomas Conner
W. Thomas Conner

WTC/gth
Enclosures
cc:	Heather Harker
Mary E. Thornton
Eric C. Freed